

October 25, 2017

Niels Riedemann
Chief Executive Officer
Fireman B.V.
Winzerlaer Str. 2
07745 Jena, Germany

> **Re: Fireman B.V.**
> **Registration Statement on Form F-1**
> **Filed October 13, 2017**
> **File No. 333-220962**

Dear Mr. Riedemann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Exhibits

1.   We note that your counsel's Exhibit. 5.1 opinion is with respect to Option Shares and Offer Shares, which are ordinary shares of Fireman B.V. However, your registration statement relates to the offering of common shares of InflaRx N.V. Please file a revised opinion to cover the issuance of InflaRx N.V. common shares. In the event that such opinion refers to assumptions relating to the reorganization occurring after effectiveness, please confirm that you will file an appropriately unqualified opinion by post-effective amendment no later than the closing date of the offering. For guidance, please see Section II.B.2.e. of Staff Legal Bulletin No. 19.

2.   It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. The assumptions set forth in paragraphs (d), (e) (to the extent it does not relate to pricing resolutions), and (j)(i) of your Exhibit 5.1 opinion appear to assume material facts related to the issue of whether the shares will be validly issued. Please file an amended 5.1 opinion that does not include these assumptions or explain why each such assumption is necessary and appropriate. For guidance, please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

3.   Please remove the limitations set forth in the last paragraph on page 1 and the first paragraph on page 2 of Exhibit 5.1, the first full paragraph on page 2 of Exhibit 8.1, and paragraphs 6.2 and 7 of Exhibit 8.2. In the alternative, please explain why they're appropriate and consistent with Section 14 of the Securities Act. In addition, please delete the first sentence in the third paragraphs of each of Exhibit 5.1 and 8.1 as they are statements limiting reliance. For guidance, please see Section II.B.3.d of Staff Legal Bulletin No. 19.

4.   Paragraphs 4 of your Exhibit 5.1 and Exhibit 8.1 opinions, and paragraph 3 of your Exhibit 8.2 opinion, include inappropriate limitations on the documents reviewed and review conducted. Counsel may indicate that the identified items were the only items reviewed if it also states that it determined that the identified documents included all documents that it deemed relevant to rendering an opinion. Please file amended opinions that either remove the language indicating that such counsel's review was limited to the identified items or include a statement that counsel determined that the identified items were the only documents and searches relevant to rendering an opinion.

5.   Please correct the registration statement number referenced in the definition of "Registration Statement" in your Exhibit 8.2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Sophia Hudson